

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2013

Via E-mail
Chris Clark
Chief Financial Officer
DENTSPLY International Inc.
221 West Philadelphia Street
York, PA 17405-0872

      Re: **DENTSPLY International Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed February 20, 2013
               File No. 000-16211

Dear Mr. Clark:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

General

1. You disclose on pages 12 and 101 that in 2012, you received a subpoena from OFAC related to export control and economic sanctions regulations, and that you also voluntarily contacted OFAC and BIS regarding compliance issues identified in connection with your ongoing review. Your Form 10-K does not describe the activities to which the subpoena related or the countries to which they pertain. Cuba, Sudan, and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, if any, whether through direct or indirect arrangements. Your response should describe any materials, products, equipment, components, technology, services, information, or support that you have provided or intend to provide to Cuba, Sudan, and/or Syria, directly

or indirectly, and any agreements, arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss for us the materiality of any contacts with Cuba, Sudan, and/or Syria that you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 25

3. We see that throughout MD&A, you attribute fluctuations in net sales to changes in "product mix", increases /decrease in demand for products. In future filings please include sufficient disclosures about the specific reasons for fluctuations in net sales and, to the extent material to an understanding of your financial statements and other disclosure, an analysis of any trends or changes in demand in certain geographic locations. Consider disclosing whether these changes represent any known trends or uncertainties that could have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Please refer to Item 303(A)(3) of Regulation S-K and Financial Reporting Release No. 33-8350.

Net income attributable to DENTSPLY International

4. We see that you provide the non-GAAP measure "adjusted non-US GAAP earnings." While we note the statement that you believe the presentation provides important information to management and investors, in future filings, please also disclose the reasons why management believes that the non-GAAP measure provides useful information. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K.

5. As a related matter, in future filings please include a discussion of the nature of the adjustments and the basis for excluding those particular costs from net income attributable to DENSPLY International.

Liquidity and Capital Resources, page 39

6. In your April 21, 2011 response to our prior comment letter, you stated that you believe that providing enhanced liquidity disclosures discussing the ability, inability, and/or limitations of the Company to access cash and investments held by foreign subsidiaries to fund domestic operations would be beneficial. You agreed that in future filings you would revise the Liquidity and Capital Resources section of Management's Discussion and Analysis to include additional disclosures discussing investments held by foreign subsidiaries that may not be presently available to fund domestic operations due to significant taxes being required upon their repatriation and how cash needs across your businesses are met. Please tell us why you did not include enhanced disclosure related to cash and investments held by foreign subsidiaries, including disclosure of the amount of cash and cash equivalents and liquid investments held by your foreign subsidiaries at December 31, 2012 and a discussion of any amounts that would not be available for use in the U.S. without incurring U.S taxes, in your subsequently filed periodic reports.

Consolidated Financial Statements

Note 12. Income Taxes, page 79

7. Please tell us the nature of the 26.5% adjustment to the statutory U.S.federal income tax rate due to "foreign outside basis differences. In addition, in future filings please include footnote disclosure explaining the nature of any significant reconciling items, as required by FASB ASC 740-10-50-12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.   Please contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief

Cc: Rick Wagner, Corporate Controller (via E-mail)